Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

January 9, 2024

Re:	Grayscale Bitcoin Trust (BTC) Amendment No. 4 to Registration Statement on Form S-3 Filed January 8, 2024 File No. 333-275079

Lulu Cheng

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cheng and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 8, 2024, relating to the Trust’s Amendment No. 4 to Registration Statement on Form S-3. The Trust has revised the Registration Statement and is filing Amendment No. 5 to the Registration Statement (the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-3

Liquidity Providers, page 15

1.	Please revise your disclosure to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.

Response

The Sponsor has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment. The Sponsor further advises the Staff that, as noted on page 16 of the Registration Statement and in the definition of “Liquidity Provider”, none of the Liquidity Providers are acting as agents of any Authorized Participant, and there is no contractual relationship relating to the Trust between any Liquidity Provider and any Authorized Participant, irrespective of any entity affiliations that may exist.

Risk Factors, page 17

2.	Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Response

The Sponsor has revised the disclosure on page 26 of the Registration Statement in response to the Staff’s comment.

General

3.	In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response

The Sponsor acknowledges the Staff’s comment and is filing Amendment No. 5 to the Registration Statement prior to the stated deadline.

*    *    *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

January 9, 2024	2